ATS Announces Election Of Directors

08/12/2024

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that all of the nominee directors listed in the management information circular dated June 17, 2024 were elected as directors of ATS. The vote was conducted electronically at the virtual Annual Meeting of Shareholders, which took place on August 9, 2024 (“Annual Meeting”). The voting results based on votes cast by shareholders present online or represented by proxy at the Annual Meeting are set out below:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Dave W. Cummings	82,443,257	97.32%	2,268,169	2.68%
Joanne S. Ferstman	73,588,121	86.87%	11,123,305	13.13%
Andrew P. Hider	83,405,335	98.46%	1,306,091	1.54%
Kirsten Lange	84,038,921	99.21%	672,505	0.79%
Michael E. Martino	77,351,943	91.31%	7,359,483	8.69%
David L. McAusland	81,422,371	96.12%	3,289,055	3.88%
Sharon C. Pel	60,083,507	70.93%	24,627,919	29.07%
Philip B. Whitehead	84,542,962	99.80%	168,464	0.20%

The total percentage of ATS common shares represented at the Annual Meeting was 86.69%. Final results on all matters voted upon at the Annual Meeting will be filed on SEDAR+ and EDGAR.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation